May 18, 2007
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Centex Corporation Form 10-K for the fiscal year ended March 31, 2006 Filed May 19, 2006 File # 1-6776
Dear Mr. Cash:
This letter is in response to your letter dated May 8, 2007 in which you outlined comments related to your review of our (i) March 31, 2006 financial statements and related disclosures included in our Annual Report on Form 10-K for the year ended March 31, 2006 (the “2006 Form 10-K”), and (ii) December 31, 2006 financial statements and related disclosures included in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (the “December 31 Form 10-Q”). This letter follows our telephone conference with Ms. Armelin and Ms. McConnell about the Staff’s comments on May 11, 2007.
As you requested in your letter, included in this response is supplemental information to facilitate your understanding of our disclosures. We have incorporated much of this supplemental information into our disclosures included in our draft Annual Report on Form 10-K for the year ended March 31, 2007 (the “2007 Form 10-K”). Our responses below to certain of the Staff’s comments outline why we believe the comment is not applicable or additional disclosure is not warranted.
We anticipate filing our 2007 Form 10-K early next week. Our 2007 Form 10-K will include disclosures outlined herein. This letter includes the Staff’s comments and our related response, by item.

Mr. John Cash
United States Securities and Exchange Commission
May 18, 2007

Form 10-K for the year ended March 31, 2006
Note 1. Business Segments, page 77
1.	We have reviewed your response to our prior comment six and your proposal to present seven reportable segments within your homebuilding operations.

Please reconsider your proposed reportable segments. Your revised proposal should be based on the geographic proximity of your operating segments as opposed to your current proposal which you indicate is focused on housing margin. For example, we note that your current proposal includes certain states that do not appear to have unusual markets, such as Georgia and South Carolina, in more than one reportable segment. Also, certain reportable segments in your current proposal appear to include operating segments that are not in close geographic proximity such as East, East Central and Other. In your revised proposal, please help us understand how the local market divisions presented in your supplemental materials are grouped together to form your reportable segments.

Please note that even if certain regional reportable segments show similar economic characteristics, this would not be an indication that further aggregation is appropriate. We remind you that the basis aggregation principle is applied at the operating segment level, and your operating segments are your local market divisions.

In light of the geographic nature of your business, the guidance in paragraph 24 of SFAS 131, and the practical implementation issues discussed above, we believe that you are required to provide a reasonable number of reportable segments, based on geographic proximity, which should form the basis of your aggregation criteria. The aggregation of operating, or reportable segments, from widely distant locations, even if economically similar, reduces the usefulness of the reportable segments and is inconsistent with paragraph 3 of SFAS 131.

In addition, your future disclosures should clarify the following:
•	In each periodic report you should disclose each component of your reportable segments, such as each state or local market represented in that segment.
•	To the extent that your involvement or lack of involvement, in any smaller region would be helpful to users, you should disclose that fact.
•	If practicable, you should provide revenue information by product type as required by paragraph 37 of SFAS 131, showing single family homes, multi-family homes, high-rise condominiums or any other product types.
•	You should provide a robust MD&A that identifies and quantifies the activities and expected trends and uncertainties of the individual operating segments

Mr. John Cash
United States Securities and Exchange Commission
May 18, 2007

included in each reportable segment, where such information is useful to an understanding or your operations.
Response:

We concur with the Staff’s assessment that given the nature of the homebuilding industry, a key factor to consider in aggregating operating segments into reporting segments is the geographic proximity of the operating segments. As discussed with the Staff and outlined in our previous response, we have aggregated our operating segments based on how we operate and manage our business, which is directly correlated to the geographic proximity of our operating segments. As a part of our aggregation evaluation, we did, however, consider housing margin to ensure that our geographic alignments were consistent with the economic aggregation criteria outlined in SFAS 131. With our proposed change in our reporting segments, our primary objectives are to:
•	Comply with SFAS 131

•	Report externally consistent with our internal reporting

•	Eliminate duplication of work by consistent reporting
A change in our proposed aggregation of operating segments would diverge from our internal reporting. In response to the Staff’s specific comments about certain states included in different reporting segments, please note the following additional supplemental information we considered as part of our evaluation:
•	Georgia — In our current proposed geographical alignment, Atlanta is included in the Southeast region; whereas, Savannah is included in the East region. The Savannah market is served by our Hilton Head division, which is a coastal market and is in close proximity to our operations in the East reporting segment.

•	South Carolina — All South Carolina divisions with material operations are coastal markets and are in close proximity to other markets in the East reporting segment. Our South Carolina operations included in the Other homebuilding reporting segment primarily represents immaterial operations where we have built out of a market and have not made, and do not intend to make, any additional investment at this time.
The Other homebuilding reporting segment includes the immaterial operations of certain divisions that we plan to build out and liquidate. These operations are not included in the regions of their geographic proximity primarily because they are excluded from the responsibility of the management teams of those regions. In addition, the other homebuilding reporting segment includes ancillary homebuilding-related operations, land held under option agreements not owned consolidated pursuant

Mr. John Cash
United States Securities and Exchange Commission
May 18, 2007

to FIN 46 or SFAS 49 and capitalized interest. This is consistent with how the information is presented to our chief operating decision maker.

In our 2007 Form 10-K, we will disclose the operations and activities included in the Other homebuilding segment. This disclosure of the components of Other homebuilding has been expanded and clarified from the draft segment footnote provided to the Staff in our prior response.

Our local market divisions presented in our supplemental materials have been grouped into reportable segments as follows:
•	East = Mid-Atlantic + Carolinas
•	Southeast = Southeast + East Florida
•	Central = Mid-Central + East Central
•	Texas = Texas
•	Southwest = Desert + Southern California
•	Northwest = Northwest + Northern California
•	Other = Historical/Ancillary operations (all operations in other are immaterial)
As we indicated in our telephone call, consistent with a change in our internal organization, the Denver division/operating segment will now be included in the Northwest reporting segment (in our previous response Denver was included in the Central reporting segment). Our Denver operations are not necessarily within close geographic proximity of other operating segments and including it in the Northwest reporting segment is consistent with the objectives of SFAS 131.
In future filings, including the 2007 Form 10-K, we will disclose the components of each reporting segment, including geographic states and markets served and our involvement or lack of involvement in smaller regions, if applicable. (We are currently not aware of any such regions.) Currently, revenues by product type are not available; however, we will disclose the percentage of unit closings by product type (single and multifamily) on a consolidated basis for all homebuilding operations in the segment footnote. Additionally, disclosure in the nature of management’s discussion and analysis (MD&A) will be provided for each reporting segment, which highlights key trends in significant activities and uncertainties for an operating segment to the extent such information would be meaningful to readers of the financial statements.

Mr. John Cash
United States Securities and Exchange Commission
May 18, 2007

Form 10-Q for the quarterly period ended December 31, 2006
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
2.	We have reviewed your responses to our prior comments two, nine and eleven. We note your belief that it is impractical to give a comprehensive discussion of the individual factors contributing to the impairments and write-offs you have recorded. However, it continues to appear to us that your discussion of the factors that resulted in these charges is too broad and does not allow a reader to understand management’s insights and assumptions with regard to how you determined the amounts of the impairments and write-offs, as well as the potential recoverability of your remaining land related assets. Please revise future filings to:
•	Quantify and disclose the most significant assumptions underlying your analyses of impairments and write-offs by geographic region and provide some form of a sensitivity analysis that quantifies the impact of changes in your underlying assumptions.
•	At each balance sheet date, disclose the number of neighborhoods, land investments and land options you evaluated for impairment, the number for which you recorded impairments and the remaining carrying values of those assets.
•	At each balance sheet date, disclose the number of neighborhoods, land investments and land options for which the estimated future undiscounted cash flows are close to their carrying value and disclose the carrying value of those assets.
We continue to believe that such disclosures would provide investors with more information on your most critical accounting estimates and may help them evaluate the likelihood of potential future impairments.

Response:
We have significantly expanded our critical accounting estimates and MD&A discussions (including our separate reporting segment discussion) to address your prior comments. We have also disclosed the process we use to assess both neighborhoods and land investments for impairments and option deposits and preacquisition costs for write-off.

Mr. John Cash
United States Securities and Exchange Commission
May 18, 2007

The following is a draft of our critical accounting estimate disclosure from our 2007 Form 10-K:
Land acquisition, land development, and home construction costs include, costs incurred (land acquisition and development, direct construction, capitalized interest and real estate taxes), as well as certain estimated costs. These estimated costs include accruals for estimated costs incurred but not yet paid and estimates of remaining costs. These estimates are based on homebuilding and land development budgets that are assembled from historical experience and local market conditions. Actual results may differ from anticipated costs due to a variety of factors including, but not limited to, a change in the length of construction period, a change in cost of construction materials and contractors, and a change in housing demand. To mitigate these factors, we regularly review and revise our construction budgets and estimates of costs to complete.

On a quarterly basis we assess our neighborhoods, which include housing projects and land held for development and sale, in order to identify underperforming neighborhoods and to identify land investments that may not be recoverable through future operations. Each neighborhood is assessed as an individual project. This quarterly assessment is an integral part of our local market level processes. We measure the recoverability of assets by comparing the carrying amount of an asset to its estimated future undiscounted net cash flows. These evaluations are significantly impacted by the following key assumptions related to the project:
•	estimates of average future selling prices,

•	estimates of future construction and land development costs, and

•	estimated future sales rates.
These key assumptions are dependent on project specific local market (or submarket) conditions and are inherently uncertain. Local market-specific factors that may impact our project assumptions include:
•	historical project results such as average sales price and sales rates, if closings have occurred in the project,

•	competitors’ local market (or submarket) presence and their competitive actions,

•	project specific attributes such as location desirability and uniqueness of product offering,

•	potential for alternative product offerings to respond to local market conditions, and

•	current local market economic and demographic conditions and related trends and forecasts.
These and other factors are considered by our local personnel as they prepare or update the project level assumptions. The key assumptions

Mr. John Cash
United States Securities and Exchange Commission
May 18, 2007

included in our estimated future undiscounted net cash flows are interrelated. For example, a decrease in estimated sales price due to increased discounting may result in a complementary increase in sales rates. Based on the results of our assessments, if the carrying amount of the neighborhood exceeds the estimated undiscounted cash flows, an impairment is recorded to reduce the carrying value of the project to fair value. Fair value is determined based on discounted estimated cash flows for a neighborhood. Discount rates used in our evaluations are based on a risk free interest rate, increased for estimates of market risks associated with a neighborhood. Market risks considered in our discount rate include, among others:
•	geographic location of project,

•	product type (for example, multifamily high rise product or single family product), and

•	estimated project life.
For the quarter ended March 31, 2007, discount rates used in our estimated discounted cash flow assessments ranged from 12% to 17%, with an average discount rate of 14.2%.

Our quarterly assessments reflect management’s estimates, which we believe are reasonable; however, if homebuilding market conditions and our operating results continue to deteriorate, or if the current challenging market conditions continue for an extended period, future results could differ materially from management’s judgments and estimates.
With regard to your request for disclosure of the most significant assumptions underlying our analyses of impairments and write-offs by geographic region, as we discussed with the Staff and as outlined in the draft of our critical accounting policy above, each of our significant assumptions is based on individual market-specific factors. During the fourth quarter of fiscal 2007, we evaluated approximately 1200 neighborhoods and land investments for impairment. Approximately 1060 of these housing projects are owned land positions that are either designated as active neighborhoods or are under development and are not considered active neighborhoods. The remaining 140 housing projects represent controlled land positions approved for purchase. Discussion of the significant factors used by management in these analyses on a neighborhood by neighborhood basis would not be practical or meaningful to investors. We believe that the critical accounting estimate disclosures in our 2007 Form 10-K which outline the key assumptions that impact our assessments, as well as the market factors that impact such assumptions, coupled with the following separate disclosures:
•	disclosure of impairments and write-offs by reporting segment;

•	disclosure of inventory by reporting segment; and

Mr. John Cash
United States Securities and Exchange Commission
May 18, 2007

•	detailed discussion of the operating results of each reporting segment, including where applicable, a discussion of high cancellation rates for that region and specific markets where significant impairments and/or write-offs were recorded provide investors with an appropriate understanding of management’s insights as to the key determinates of our impairments and write-offs, as well as the potential recoverability of our remaining land-related assets.

We understand the Staff’s request for some form of sensitivity analysis of impairments. However, as discussed in our previous response to the Staff’s comments and in our teleconference, there is not a practical approach to provide investors with meaningful information from a sensitivity perspective. In total we have impaired a small population of our neighborhoods. We will disclose the number of neighborhoods we assessed for impairment in the fourth quarter of fiscal 2007, the number of neighborhoods impaired during the fiscal year and the remaining carrying amount (after impairment) of those neighborhoods in our 2007 Form 10-K.

With respect to disclosing neighborhoods and land investments that are “close” to impairment, we believe such disclosure is problematic and may be misinterpreted by the users of the financial statements. The impairments we have recorded reflect management’s best estimates of the future cash flows of the project. The cash flow estimates are inherently subjective, neighborhood-specific and the key factors that impact our assumptions are disclosed. We provide disclosure that if market conditions continue to deteriorate, additional impairments and write-offs may be necessary. To quantify “close calls” is not meaningful information to investors as any known impairments have been already been recorded in our financial statements.
Sub-prime Lending
3.	Although there may be differing definitions of sub-prime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:
•	A rate above prime to borrowers who do not qualify for prime rates loans;

•	Borrowers with low credit ratings (FICO scores);

•	Interest-only or negative amortizing loans;

•	Unconventionally high initial loan-to-value ratios;

•	Low initial payments based on a fixed introductory rate that expirees after a short initial period then adjusts to a variable index rate plus a margin or the remaining term of the loan;

•	Borrowers with less than conventional documentation of their income and/or net assets;

Mr. John Cash
United States Securities and Exchange Commission
May 18, 2007

•	Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;

•	Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.
Please explain to us how you specifically define sub-prime loans in practice, if at all. Please consider the above definition, in general, as part of your response. Please help us understand the potentially materiality of your exposure to sub-prime loans. In addition, please help us understand the potential impact of the current environment related to sub-prime lending on the underlying operations and cash flows of your financial services segment and your homebuilding segments. If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from sub-prime lending, is remote, please explain. If it is reasonably possible, please tell us what future disclosures you will include to provide a clear understanding of your potential exposure.

Response:

Historically, we have not had or used a definition of sub-prime loans and, to our knowledge, there is no widely accepted industry standard definition. In efforts to be responsive to the Staff’s request, our exposure to sub-prime risks relates to loans with all of the following characteristics:
•	Unverified income (documentation)

•	Borrower credit ratings/FICO scores less than 660

•	Loan-to-value ratios (“LTV”) greater than 90%
In our previously filings, we have used the term “sub-prime” to refer to the operations of Centex Home Equity Company, LLC and its subsidiaries (“Home Equity”). We used this term to distinguish those operations from the operations of CTX Mortgage Company, LLC and its related companies (“CTX Mortgage”). CTX Mortgage primarily originates “conforming” loans, whereas, Home Equity primarily originated “nonconforming” loans. Home Equity was sold to an unrelated third party in July 2006.

Regarding the sub-prime loans described above, we originated approximately 3000 of these loans in fiscal 2007, which is approximately 3.5% of the total loans originated by CTX Mortgage for such period. Our business strategy is to originate loans for sale; therefore, substantially all of the loans originated have been sold or brokered to a third party. Additionally, we also sell the servicing rights for the loans we originate.

Mr. John Cash
United States Securities and Exchange Commission
May 18, 2007

We believe our direct exposure to sub-prime loans with these characteristics is not material; however, we recognize that the challenges facing the sub-prime industry have resulted in a tightening of the loan qualification requirements in the broader mortgage markets. These developments could reduce the population of potential mortgage customers that, in turn, could impact our future operating results. Accordingly, we have added the following disclosures to our risk factors in the 2007 Form 10-K:
Market conditions in the sub-prime lending industry have worsened significantly, which could cause lenders to tighten qualifications for mortgages and reduce the availability of credit for some purchasers of our homes and reduce the population of potential mortgage customers.

In spring 2007, the mortgage markets were shaken when increased default levels were experienced by a number of lenders holding “sub-prime mortgages” as a result of the downturn in the housing market and other conditions. In light of these developments, lenders, investors, regulators and other third parties have questioned the adequacy of loan documentation and credit requirements for the loan programs these borrowers accessed. This event created a broader mortgage market disruption that will likely delay any general improvement in the housing market. Among other things, perceived deterioration in credit quality among sub-prime borrowers has caused lenders to tighten their underwriting requirements for sub-prime and other mortgage loans in order to mitigate their credit risks. Tighter loan qualifications in turn make it more difficult for some categories of borrowers to finance the purchase of our homes. These developments caused, and may continue to cause, a reduction in the number of available mortgage loan programs and an increase in foreclosed homes in the market. These developments may also cause a more long-term increase in credit quality requirements, including higher down payment requirements that may reduce mortgage loan demand or home demand, which could have a material adverse effect on our business or results of operations.
In addition, we have added the following disclosure to the Financial Services section of our MD&A in our 2007 Form 10-K:
In spring 2007, the mortgage markets were shaken when increased default levels were experienced by a number of lenders holding “sub-prime mortgages” as a result of the downturn in the housing market and other conditions. In order to assess our financial exposure as a result of these developments, we evaluated mortgages recently originated by CTX Mortgage Company, LLC which we believe represent higher risk sub-prime mortgages. While there is not an industry-wide accepted definition of a sub-prime loan, we used customers’ credit scores, loan-to-value ratios, and income and asset documentation as guidelines for identifying these mortgages. We concluded that these mortgages did not have a material impact on our operations. During our evaluation, we considered

Mr. John Cash
United States Securities and Exchange Commission
May 18, 2007

the fact that CTX Mortgage Company, LLC sells substantially all of its mortgage loans, which are not brokered to third parties to HSF-I, and that we are generally not liable for credit losses related to the mortgage loans held by HSF-I. We do, however, retain liability for representations and warranties made by us in connection with the sale of mortgages to HSF-I. Although not material for the year ended March 31, 2007, these developments could reduce the population of potential mortgage customers, and in turn, negatively impact Financial Services’ future operating results.
As indicated above, we plan to file our Annual Report on Form 10-K for the year ended March 31, 2007 early next week. To the extent possible, we would appreciate your assistance in resolving any final comments. If you have any questions, please do not hesitate to call me at 214-981-6007 or in my absence Mark D. Kemp at 214-981-6480.
Sincerely,
Catherine R. Smith
Executive Vice President
  and Chief Financial Officer

cc:	Anne McConnell Tricia Armelin